[Letterhead of Skadden, Arps, Slate, Meagher & Flom LLP]

December 4, 2013

Dominic Minore

Senior Counsel

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

RE:         TCP Capital Corp.

Registration Statement on Form N-2

File Numbers 333-192066

Dear Mr. Minore:

TCP Capital Corp. (the “Company” or the “Holding Company”) has today filed Pre-Effective Amendment No. 1 (“Amendment No. 1”) to its registration statement initially filed on Form N-2 on November 1, 2013 (the “Registration Statement”).  In this letter, Special Value Continuation Partners, LP is referred to as the Operating Company.  On behalf of the Company, enclosed please find for your convenience copies of Amendment No. 1, together with marked copies of Amendment No. 1 indicating changes to the Registration Statement.

We are forwarding you Amendment No. 1 in response to the comments that you issued to the Company by e-mail on November 27, 2013.  The comments are set forth below and are followed by the Company’s response.  Capitalized terms not defined herein shall have meanings set forth in the Registration Statement.

Securities and Exchange Commission

December 4, 2013

Prospectus Cover Page

1.     Comment:        Disclose that either all or substantially all, as the case may be, of the Operating Company’s debt investments contain interest reset provisions that may make it more difficult for the borrowers to make debt repayments to the Operating Company.

Response:       The Company has revised its disclosure in response to your comment.

2.     Comment:        The net asset value per share of the Holding Company’s common stock as of a recent date should be included on the cover page.

Response:       The Company has revised its disclosure in response to your comment.

Prospectus Summary (page 1)

3.     Comment:        All references in the prospectus, including in the “Investment Portfolio” presentation, to “LIBOR” should specify which LIBOR rate is being used.

Response:       The Company has revised its disclosure in response to your comment.

Investment Management Agreements (page 12)

4.     Comment:        The second paragraph indicates that the investment management agreements also provide for performance based returns to the Advisor or the General Partner. However, it appears that the General Partner is paid these amounts pursuant to the Amended and Restated Partnership Agreement of the Operating Company. If such is the case, then provide us with your analysis of whether these payments are consistent with the requirements of section 15(a) of the Investment Company Act of 1940 and section 205(b)(3) of the Investment Advisers Act of 1940.

Securities and Exchange Commission

December 4, 2013

Response:       The applicable provisions of the Operating Company’s  Amended and Restated Limited Partnership Agreement are referred to in section 6(g) of the Amended and Restated Investment Management Agreement of the Operating Company and are reviewed and approved by the independent directors as part of their annual section 15(c) approval process.  Neither the Investment Company Act of 1940 (the “Investment Company Act”) nor the Investment Advisers Act of 1940 (the “Advisers Act”) specify how investment management compensation is to be paid, and the business development company provisions’ contemplation of business development companies in partnership form imply the ability to pay investment management compensation pursuant to the provisions of limited partnership agreements so long as those provisions comply with section 15 of the Investment Company Act and, if applicable, section 205(b)(3) of the Advisers Act.  In addition, once investment advisory compensation is paid, neither the Investment Company Act nor the Advisers Act is concerned with how or to whom it is paid.  Finally, the Company has reviewed the compensation provisions of the Amended and Restated Partnership Agreement of the Operating Company and investment management agreements in detail with both the Chief Accountant’s Office of the Securities and Exchange Commission (the “Commission”) and the Chief Counsel’s Office of the Commission in connection with the Holding Company’s initial public offering and is satisfied — and believes the Staff of the Commission is satisfied — that the formula and timing and method of payment comply with each of the Investment Company Act and the Advisers Act.

Fees and Expenses (page 18)

5.     Comment:        Delete the parenthetical “(estimated)” from the “Other Expenses” line item presentation.

Response:       The Company has revised its disclosure in response to your comment.

6.     Comment:        We note the absence of the Acquired Fund Fees & Expenses line item from the fee table. Please confirm to us in your response letter that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Securities and Exchange Commission

December 4, 2013

Response:       The Company confirms that in the upcoming year investments are not expected to be made that will trigger the need for the additional line item of Acquired Fund Fees & Expenses disclosure.

Risks (page 23)

7.     Comment:        Expand the first paragraph to make clear that this section nonetheless describes the principal risk factors associated with investment in the Holding Company specifically, as well as those factors generally associated with investment in a company with investment objectives, investment policies, capital structure or trading markets similar to the Holding Company’s. See Item 8.3.a. of Form N-2. In this regard, add any additional risk factors as appropriate.

Response:       The Company has revised the first paragraph referenced above in response to your comment and the Company believes that no additional disclosure is required.

8.     Comment:        In your response letter, confirm that neither the Holding Company nor the Operating Company will engage in reverse repurchase agreements. In the alternative, provide a description of reverse repurchase agreements, noting that they represent borrowing by the Holding Company and the Operating Company and, if true, that they are subject to the Holding Company’s and the Operating Company’s overall limitation on borrowing. Also highlight the risks pertaining to reverse repurchase agreements.

Response:       The Company confirms that neither the Holding Company nor the Operating Company intends to engage in reverse repurchase agreements.

9.     Comment:        Discuss the extent to which the Holding Company or the Operating Company may invest in derivatives and the related risks of such investments. In this regard, please refer to the Letter from Barry D. Miller, Associate Director, Division of Investment Management, SEC to Karrie McMillan, General Counsel, ICI (July 30, 2010).

Securities and Exchange Commission

December 4, 2013

Response:       The Company has just one derivative investment with a notional amount of approximately $250,000 and does not expect to invest in derivatives resulting in more than minimal maximum exposure to the Company. If the Company determines subsequently to begin using derivatives more extensively, it will add additional descriptive and risk factor disclosure to its prospectus or prospectus supplement prior to taking on any material exposure to derivatives.

If we incur additional leverage, it will increase the risk... (page 44)

10.     Comment:     Please provide the disclosure required by Item 8.3.b.(2) of Form N-2.

Response:       The Company has revised disclosure to set forth the annual return that the Company’s portfolio must experience in order to cover annual interest and dividend payments on senior securities.

Market Opportunity (page 58)

11.     Comment:     Indicate whether all of the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Response:       The Company confirms that all of the sources from where the information contained in the charts, graphs and reports is taken or to which it is attributed have consented to use of the information in this registration statement.

Securities and Exchange Commission

December 4, 2013

Management’s Discussion and Analysis

Expenses (page 68)

12.     Comment:     In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses of the Holding Company and the Operating Company set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Response:       Each of the line items reflects the corresponding actual or estimated costs and expenses of the Holding Company and Operating Company set forth in this section.

13.     Comment:     In your response letter, confirm that estimates of all of the costs and expenses for which the Holding Company and the Operating Company will reimburse the Advisor, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Response:       The Company confirms that estimates of all of the estimated costs and expenses for which the Holding Company and the Operating Company will reimburse the Advisor, the General Partner, the underwriters or their affiliates are included in the prospectus fee table and expense example presentation.

Investment Management Agreements (page 100)

14.     Comment:     Disclose that the Holding Company and the Operating Company will accrue as a liability each time it calculates net asset value the amount by which it may owe the Advisor and the General Partner for the income incentive fee and the capital gains incentive fee, the latter being based on the amount of unrealized and realized capital appreciation.

Response:       The Company respectfully directs your attention to the following disclosure on page 100-101 of the Registration Statement:

Each of the ordinary income and capital gains components of the incentive compensation accrue as a liability for us each time we calculate the amounts we owe the Advisor based on net asset value. Further, for accounting purposes only, we are required under GAAP to accrue a theoretical capital gains incentive compensation based upon net realized capital gains and unrealized capital appreciation and depreciation on investments held at the end of each quarter when we determine net asset value. The accrual of this theoretical capital gains incentive compensation assumes all unrealized capital appreciation and depreciation is realized in order to reflect a theoretical capital gains incentive compensation that would be payable to the Advisor at each measurement date. It should be noted that a fee so calculated and accrued would not be payable under the Advisers Act and would not be paid based upon such computation of capital gains incentive fees in subsequent periods. Amounts actually paid to the Advisor will be consistent with the Advisers Act and the formula reflected in the investment management agreement which specifically excludes consideration of unrealized capital appreciation.

Securities and Exchange Commission

December 4, 2013

The above disclosure was added in response to a substantially similar comment by you in a letter dated January 7, 2013 to the Company’s registration statement on Form N-2 (File No. 333-185319). The Company respectfully submits that such disclosure addresses the comment.

Payment of our expenses (page 105)

15.     Comment:     In your response letter, identify which of the fee table line items includes each of the actual or estimated costs and expenses set forth in this section. Also confirm that all such costs and expenses are reflected in the example presentation.

Response:       Each of the line items reflects the corresponding actual or estimated costs and expenses of the Holding Company and Operating Company set forth in this section.

Administration Agreement (page 107)

16.     Comment:     The disclosure indicates that the Administrator is reimbursed for the allocable portion of overhead and other expenses incurred by the Administrator in performing its obligations under the administration agreement. Disclose the methodology used to allocate costs and expenses under the administration agreement. In your response letter, please confirm to the staff that the Holding Company’s Board of Directors exercises appropriate oversight with respect to the equity of the allocation methodology used. Also confirm that the description of the allocated expenses describes fully all expenses allocated under the administration agreement.

Securities and Exchange Commission

December 4, 2013

Response:       The Company has revised its disclosure to include the methodology used to allocate costs and expenses under the Administration Agreement in response to your comment.  In addition, the Company confirms that the Company’s Board of Directors exercises appropriate oversight with respect to the equity of the allocation methodology used.  The Company confirms that the description of the allocated expenses in the above referenced section, as revised, describes fully all expenses allocated under the administration agreement.

Plan of Distribution (page 132)

17.     Comment:     Please confirm to the staff in your response letter that the Holding Company will submit any underwritten offering to FINRA for its prior approval of the underwriting terms.

Response:       The Company will seek to ensure that the underwriters submit to FINRA for its prior approval of the underwriting terms of any underwriting for which FINRA prior review and approval is required.

18.     Comment:     In your response letter, undertake to include in any prospectus supplement, as applicable, under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering, and specify the nature of the services that the underwriters or their affiliates have provided or will provide thereunder. Further undertake to disclose whether any such fee payable thereunder is a one-time fee or whether it is payable annually. Also undertake to file all such agreements as exhibits in a post-effective amendment to the registration statement.

Securities and Exchange Commission

December 4, 2013

Response:       To the extent applicable in the future, the Company undertakes to include in any prospectus supplement under a section captioned “Additional Underwriter Compensation” a description of the terms of any agreement that the Holding Company will have entered into with the underwriters or their affiliates in connection with any offering relating to compensation that is in addition to the underwriting sales load as the sales load will already be disclosed under the section captioned “Commissions and Discounts” in the form of prospectus supplement and on the cover thereof.  Such additional section will also describe the nature of the additional services, if any.  The Company further undertakes to disclose, to the extent applicable, whether any such additional fee payable under any such agreements is a one-time fee or whether it is payable annually. The Company undertakes to file all such agreements as exhibits in a post-effective amendment to the registration statement if the Company enters into any such agreements.

Statement of Additional Information

Determination of Net Asset Value (page SAI-17)

19.     Comment:     In your response letter, please inform the staff whether the Holding Company’s Board of Directors will review and approve in advance the valuation methodology of any independent valuation firm it uses and confirm that the Holding Company’s Board of Directors will regularly review the historical accuracy of its fair value methodologies. See Release No. IC-26299; “Compliance Programs of Investment Companies and Investment Advisers,” (December 17, 2003).

Response:       The Holding Company’s Board of Directors does not approve or disapprove the methodologies used by the pricing or valuation services used by the Company.  The Board does review such methodologies and the results thereof in connection with its determination of fair value of any fair valued securities.  The Advisor compares all sale transactions of such securities to prior valuations, compiles statistics relating thereto and provides such information to the Board.

Securities and Exchange Commission

December 4, 2013

Financial Statements

20.     Comment:     Please reconcile the expense ratio as stated in the Financial Highlights Table as of December 31, 2013 on page 84 of the Fund’s annual report with the expense ratio as stated in the Fees and Expenses Table included in the N-2.

Response:       The Company believes you intended to reference the Financial Highlights Table as of December 31, 2012 on page 84 of the Fund’s annual report (the “2012 Financial Highlights Table”). Based on this belief and understanding, the Company respectfully notes the following differences between the expense ratio in the 2012 Financial Highlights Table and the expense ratio in the Fees and Expenses table included in the Registration Statement:

•      the expense ratio in the 2012 Financial Highlights Table includes interest expense but does not include preferred dividends, compared to the Fees and Expenses table included in the Registration Statement, which includes both such expenses;

•      the interest expense percentage in the Fees and Expenses table included in the Registration Statement assumes that the amounts available under the Company’s credit facilities are fully drawn, compared to the 2012 Financial Highlights Table, which is based on actual amounts drawn;

•      the expense ratio in the 2012 Financial Highlights Table is  for the 12-month period ended December 31, 2012 in contrast to the expense ratio in the Fees and Expenses table included in the Registration Statement, which is for the 12-month period ended September 30, 2013;

•      the expense ratio in the 2012 Financial Highlights Table does not include incentive compensation payable under the investment management agreements because no incentive compensation was incurred until after January 1, 2013, but the Fees and Expenses table included in the Registration Statement does  include such incentive compensation accrued through September 30, 2013; and

•      the Fees and Expenses table includes Administrator expenses, which were not included in the 2012 Financial Highlights Table because such reimbursements were waived prior to January 1, 2013.

21.     Comment:     Please confirm and represent to the staff that all holdings of subsidiaries as of December 31, 2012 have been assessed for compliance with Rule 3-09 and 4-08(g) of Regulation S-X.

Response:       The Holding Company and the Operating Company confirm that each has assessed its holdings of unconsolidated subsidiaries with respect to Rules 3-09 and 4-08(g) of Regulation S-X sufficiently to form a conclusion that none of such holdings triggers a need for additional disclosure under the Company’s understanding of the staff’s current views as to how these rules should be applied by investment companies.  The Holding Company also notes that it believes neither Rule is properly applicable to investment companies.

Securities and Exchange Commission

December 4, 2013

Part C — Other Information

Exhibit (l)(1) Opinion and Consent of Skadden, Arps, Slate, Meagher & Flom LLP, counsel for the Registrant

22.     Comment:     It appears that the terms of the actual offerings from this registration statement have not yet been authorized by the Holding Company’s Board of Directors. Therefore, in your response letter, provide and undertaking on behalf of the Holding Company to file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Response:       The Company undertakes to have Skadden, Arps, Slate, Meagher & Flom LLP, as counsel for the Company, file an unqualified legality of shares opinion, and related consent of counsel, consistent with Staff Legal Bulletin No. 19 (CF), in a post-effective amendment with each takedown from this shelf registration statement.

Exhibit (k)(9) Form of Amended and Restated Investment Management Agreement By and Between Special Value Continuation Partners, LP and Tennenbaum Capital Partners, LLC (the “Agreement”)

23.     Comment:     In your response letter, please explain the effect of section (6)(g) of the Agreement, which apparently provides for the payment of the amounts calculated pursuant to sections 6(c)-(f) of the Agreement only if it is determined that the distribution provisions set forth in the Partnership Agreement with respect to the General Partner of the Operating Company would be inconsistent with the requirements of the Investment Company Act of 1940.

Response:       Section 6(g) of the Agreement is a failsafe provision in the event it were to be determined that payment to the General Partner pursuant to the Operating Company’s partnership agreement, as contemplated by such section of the Agreement, would be impermissible.  In that event and only in that event, payment would be made in the amounts calculated pursuant to sections 6(c)-(f) of the Agreement.  See also the response to Comment 4 above.

Securities and Exchange Commission

December 4, 2013

The Holding Company and the Operating Company acknowledge that:

1.          the Holding Company and the Operating Company are responsible for the adequacy and accuracy of the disclosure in the filing;

2.          should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

3.          the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Holding Company and the Operating Company from their full responsibility for the adequacy and accuracy of the disclosure in the filing; and

4.          the Holding Company and the Operating Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

The Company intends to commence an offering promptly after the effective date of this Registration Statement and thereafter from time to time.

The Company has not and does not expect to submit an exemptive application or no-action request in connection with the Registration Statement.

If you have any questions or comments or require any additional information in connection with the above, please telephone the undersigned at (212) 735-2790 or Steven Grigoriou at (416) 777-4727.

Very truly yours,

/s/ Richard T. Prins
Richard T. Prins